                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               -----------------

                                SCHEDULE 13D/A

                       UNDER THE SECURITIES ACT OF 1934
                                Amendment No. 3

                              DESTEC ENERGY, INC.
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                           (NAME OF SUBJECT COMPANY)


                    Common Stock, par value $.01 per share
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                        (TITLE OF CLASS OF SECURITIES)

                                  25063N 10 O
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                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 John Scriven
                 Vice President, General Counsel and Secretary
                           The Dow Chemical Company
                                2030 Dow Center
                           Midland, Michigan  48674
                                (517) 636-1000

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                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                               February 17, 1997
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ]
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CUSIP NO.: 25063N 10 O               13D


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS

          The Dow Chemical Company (#38-1285128)
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) (_)

                                                        (b) (_)

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3    SEC USE ONLY


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4    SOURCE OF FUNDS

          WC, OO*
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                       (_)


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

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NUMBER OF
               7    SOLE VOTING POWER
SHARES
                    45,000,000
BENEFICIALLY
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OWNED BY       8    SHARED VOTING POWER

EACH                0
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                                                               Page 2 of _ Pages
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                          SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          45,000,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

            45,000,000 shares of Common Stock
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
            80.3%
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      TYPE OF REPORTING PERSON
14
            CO
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FOOTNOTE TO PRECEDING COVER PAGE

* The Dow Chemical Company acquired all of the Issuer's common stock upon the incorporation of the Issuer in exchange for the contribution of various assets, and thereafter acquired 44,999,000 additional shares of the Issuer's Common Stock through a 45,000-for-1 stock split.

                                                             Page 3 of ___ Pages



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This Amendment No. 3 amends the Statement of Schedule 13D filed by The Dow
Chemical Company ("TDCC") with the Securities and Exchange Commission on March 20, 1991, as previously amended (the "Schedule 13D"). This amendment is being filed to reflect a press release issued on February 18, 1997 and as further discussed in Items 4 and 6 below.

ITEM 4.   PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

     TDCC issued a press release on February 18, 1997, the text of which is as follows:

     February 18, 1997

     DOW ANNOUNCES ITS AGREEMENT TO DESTEC-NGC MERGER

     The Dow Chemical Company (NYSE:DOW) announced today that it has agreed to the merger of Destec Energy, Inc. (NYSE:ENG) and NGC Corporation (NYSE:NGL). More than eighty percent of Destec's shares are currently held by Dow Chemical. Under the agreement, NGC will acquire Destec for $21.65 in cash for each outstanding share of Destec common stock or approximately $1.27 billion in the aggregate. Following the merger, Destec will become a wholly owned subsidiary of NGC.

     This action is consistent with Dow's strategy to maximize shareholder value through the divestment of assets that do not fit its long term strategic objectives. Destec is a major, worldwide independent power developer, producer, and marketer which will fit strategically with NGC's existing energy focus. Dow plans to use the majority of the proceeds from this sale for continued repurchases of its own shares.


ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The following summary of certain terms of the Agreement and Plan of Merger does not purport to be complete and is qualified in its entirety by reference to the complete text of the Agreement and Plan of Merger, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

     On February 17, 1997, Destec Energy, Inc. (the "Company"), TDCC, NGC Corporation ("NGC") and NGC Acquisition Corporation II ("Acquisition") entered into an Agreement and Plan of Merger (the "Merger Agreement") whereby Acquisition, a wholly

                                                              Page 4 of __ Pages

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owned subsidiary of NGC, will be merged with and into the Company, with the
Company to continue as the surviving corporation (the "Merger"). In the Merger, upon the terms and subject to satisfaction or, if appropriate, waiver of all of the conditions described below, each issued and outstanding share of the Company common stock, par value $.01 per share (the "Shares") will be converted into the right to receive $21.65 in cash.

     TDCC, which owns more than 80% of the Shares, has agreed to vote its Shares in favor of adoption of the Merger Agreement and the transactions contemplated thereby and against any (i) Acquisition Proposal (as such term is defined in the Merger Agreement), (ii) any other action requiring stockholder approval that would prevent or materially delay the consummation of the Merger, and (iii) any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation of the Company or TDCC under the Merger Agreement.

     Consummation of the Merger is conditioned upon, among other things, (i) approval by the stockholders of the Company, (ii) any required approval under the Federal Power Act, (iii) the termination or expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iv) the performance in all material respects of the parties' respective covenants and agreements under the Merger Agreement to the date of the closing of the Merger; (v) the accuracy in all material respects of all representations and warranties of the respective parties set forth in the Merger Agreement, except, in the case of the Company, for such inaccuracies in the representations and warranties that would not have a Material Adverse Effect (as such term is defined in the Merger Agreement), and (vi) the absence of any governmental action which prohibits the consummation of the Merger or makes the Merger illegal.

     The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the effective time of the Merger (i) by the mutual written consent of NGC, TDCC and the Company, or (ii) by NGC, TDCC or the Company (x) at any time after December 31, 1997, (y) if the stockholders of the Company fail to approve and adopt the Merger Agreement, and (z) if any governmental entity takes any action which prohibits the consummation of the Merger or makes the Merger illegal.

     The Company has agreed to pay to NGC a fee of $65,000,000 in the event that the Merger Agreement is terminated due to the failure of the stockholders of the Company to approve the Merger Agreement. Pursuant to the Merger Agreement, the payment of such fee will be the sole and exclusive remedy against the Company, TDCC and their respective affiliates, officers, directors and representatives in connection with the Merger Agreement and the transactions contemplated thereby.

                                                              Page 5 of __ Pages
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ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.    Description
-----------    -----------

99.1           Press Release, dated February 18, 1997.

99.2 Agreement and Plan of Merger dated as of February 17, 1997 among Destec Energy, Inc., The Dow Chemical Company, NGC Corporation and NGC Acquisition Corporation II.

                                                              Page 6 of __ Pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 20, 1997


                           THE DOW CHEMICAL COMPANY


                           By: /s/ J.Pedro Reinhard
                               --------------------------------
                           Name:  J. Pedro Reinhard
                           Title: Executive Vice President and
                                  Chief Financial Officer
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                                 EXHIBIT INDEX


Exhibit No.    Description
-----------    -----------

99.1           Press Release, dated February 18, 1997.

99.2 Agreement and Plan of Merger dated as of February 17, 1997 among Destec Energy, Inc., The Dow Chemical Company, NGC Corporation and NGC Acquisition Corporation II.